ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

April 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Registrant”)

File Number: 811-09819

Amendment No. 256 to Registration Statement as filed on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Registrant is Amendment No. 256 to the registration statement on Form N-1A (the “Registration Statement”), which is being filed pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 8b-11 thereunder, and (2) General Instructions B and C to Form N-1A. The Amendment is being filed for the purpose of adding the State Street China Equity Select Fund as a new series of the Registrant. It is intended that the Registration Statement become effective immediately upon filing in accordance with Section 8 of the 1940 Act.

If you have any questions concerning this filing, please call me directly at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Enclosures